

Mail Stop 3030

October 8, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Marshall Sterman
Chief Executive Officer
Aquamer Medical Corp.
68 Phillips Beach Avenue
Swampscott, MA 01907

>   **Re: Aquamer Medical Corp.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Filed April 15, 2009**
>   **Form 10-Q for the Quarter Ended June 30, 2009**
>   **File No. 000-52327**

Dear Mr. Sterman:

We have reviewed your response letter dated October 4, 2009 and we have the following additional comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Financial Statements, page F-1

Notes to Financial Statements

Note 4. Patents

1.   We note your response to our prior comment 2 in our letter dated August 19, 2009. We
         further note from your response to prior comment 2 in our letter dated July 19, 2009
         related to your Preliminary Statement on Schedule 14C that you plan on abandoning your
         current platform technology and to begin focusing on "real time" Internet search engine
         technology. We also note that you have been unable to enter into agreements with
         suppliers to provide the polymer product with the chemical characteristics necessary for
         your technology and that you do not have the funds to conduct any further clinical trials
         on your existing products. Considering your decision to abandon your current business
         technology and your cumulative losses and losses incurred during the six months ended
         June 30, 2008, please explain to us in more detail how you evaluated your patent rights
         related to the *Hydropatella Implant* for impairment at December 31, 2008 and each
         subsequent reporting date. Additionally, please provide us with a copy of your most
         recent impairment analysis.

Form 10-Q for the Quarter Ended June 30, 2009

Note 7. Stockholders' Deficiency, page F-4

2.   We note that you issued significant amounts of stock for services during the six months
         ended June 30, 2009. Please revise this note in future filings to disclose your accounting
         policy for stock compensation issued to non-employees. Refer to section 505-50 of the
         FASB Accounting Standard Codification.

         As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your response to our
comments and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Tara Harkins, Staff Accountant at (202) 551-3639 or me at (202) 551-3663 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant